INFOR (US), INC.

641 Avenue of the Americas

New York, NY 10011

February 10, 2016

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

FAX: (202) 772-9202

Attention:	Mr. Gabriel Eckstein

Re: Infor (US), Inc. (the “Company”) Registration Statement on Form S-4 (SEC File No. 333-209105) Originally Filed January 25, 2016

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”), the Company and the Additional Registrants listed on Schedule A (collectively, the “Registrants”) to the Registration Statement on Form S-4, as amended (File No. 333-209105) (the “Registration Statement”), hereby request acceleration of the effective date of their Registration Statement to 4:00 p.m. Eastern Time, on February 12, 2016 or as soon thereafter as practicable.

The Registrants hereby acknowledge their responsibilities under the Act, as amended, and the Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. The Registrants hereby further acknowledge that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Joshua Korff, Michael Kim or Brian Hecht of Kirkland & Ellis LLP, counsel to the Company, at (212) 446-4943, (212) 446-4746 or (212) 446-4807, respectively, as soon as the Registration Statement has been declared effective or if you have any other questions or concerns regarding the matter.

Very truly yours,

INFOR (US), INC.

By:	/s/ Gregory M. Giangiordano
Name:	Gregory M. Giangiordano
Title:	President

INFOR, INC.
INFINIUM SOFTWARE, INC.
INFOR (GA), INC.
SENECA ACQUISITION SUBSIDIARY INC.
INFOR PUBLIC SECTOR, INC.

By:	/s/ Gregory M. Giangiordano
Name:	Gregory M. Giangiordano
Title:	President